Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, June 16, 2026

Burkina Faso Stream Update

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) is aware of a news release issued by Riverstone Karma SA announcing a local court decision in Burkina Faso purporting to nullify the stream agreement related to the Karma Mine.

The stream agreement is governed by Ontario law. Franco-Nevada believes the Burkina Faso judgement is not valid and is seeking to have the judgement vacated. Franco-Nevada is also pursuing its own legal remedies in Ontario and elsewhere in accordance with the dispute resolution provisions in the agreement against Riverstone Karma SA, its parent Néré Mining SA and other relevant affiliates to protect its legal rights.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please visit our website at www.franco-nevada.com or contact:

Paul Brink
President & CEO
416-306-6305
info@franco-nevada.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.